FORM 12b-25

             Notification of Late Filing

               SEC File Number:54832
               CUSIP Number:   --
(Check One)

[ XX  ]  Form 10-K
[     ]  Form 20-F
[     ]  Form 10-Q
[     ]  Form N-SAR

For Period Ended:  December 31, 2012
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:
________________________________________________
Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this Form shall be construed to imply
that the Commission has verified any information
contained herein.
_____________________________________________

If the notification relates to a portion of the
filing checked above, identify the Item(s) to which
the notification relates:
_____________________________________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  TREEGATE ACQUISITION CORPORATION

Address of Principal

   Executive Office:   215 Apolena Avenue
		       Newport Beach, CA 92662
    Telephone:         202-387-5400

        _________________________________

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

                     (Check box if appropriate):

x    (a)  The reason described in reasonable detail in
          Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b)  The subject annual report, semi-annual report,
          transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit
          required by Rule 12b-25(c) has been attached if
          applicable.
___________________________________________________

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


  The Company needs additional time to complete its reporting of the organization of the company

______________________________________________________

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


James Cassidy			202 387-5400
_____________________      _________________________
Name                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               (  ) Yes    ( x ) No

          The Form 10-Q for the period ended September 30, 2012 is not yet filed. Although the Company filed its registration statement and became a reporting company after the period covered by that report, such report is required and will therefore be filed shortly.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               (  ) Yes    (X) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


             TREEGATE ACQUISITION CORPORATION

             _________________________________
       (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 27, 2013     By:  /s/ James Cassidy